VIA EDGAR	August 7, 2020

Thomas Kluck, Esq.

Special Counsel

Office of International Corporate Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Kluck:

On behalf of our client, Sawai Pharmaceutical Co., Ltd. (the “Company”), a company incorporated under the laws of Japan, we are submitting the Company’s draft Registration Statement on Form F-4 (the “Registration Statement”) relating to the proposed establishment of a holding company, Sawai Group Holdings, Co., Ltd. (“SGH”) through a share transfer under Japanese law. Through the proposed share transfer, the Company would become a wholly owned subsidiary of SGH. Subject to the resolution of any comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the Registration Statement, the Company expects to ask that the Registration Statement be declared effective in the latter half of November 2020.

The Company is a “foreign private issuer,” as defined in Rule 405 of Regulation C under the U.S. Securities Act of 1933 and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, each as amended. In accordance with the Commission’s procedures for foreign private issuers, the draft Registration Statement is being submitted to the Staff in draft form and for the Staff’s review on a non-public basis.

If you have any questions regarding the Registration Statement, please contact me at mikeda@shearman.com, +81-3-5251-1601, or Toshiro Mochizuki at toshiro.mochizuki@shearman.com, +81-3-5251-0210.

Thank you for your time and attention.

Very truly yours, /s/ Masahisa Ikeda Masahisa Ikeda Head of Tokyo Office

Enclosures

cc: Mr. Kazuhiko Sueyoshi, Director and Chief Financial Officer, Sawai Pharmaceutical Co., Ltd.